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                                       NEW YORK LIFE INSURANCE COMPANY
                                       51 Madison Avenue, 10SB
                                       New York, NY 10010
                                       Bus: (212) 576-5522
                                       Fax: (212) 576-7101
                                       E-Mail: Charles_F_Furtado@newyorklife.com

                                       CHARLES F. FURTADO, JR.
                                       Assistant General Counsel

VIA EDGAR

December 14, 2010

Securities and Exchange Commission
Division of Investment Management
Attn: Mr. Patrick Scott
100 F Street, N.E.
Mailstop 4644
Washington, D.C. 20549

     Re: New York Life Insurance and Annuity Corporation ("NYLIAC")
         NYLIAC Variable Universal Life Separate Account - I (the "Registrant") Registration Statement on Form N-6 for New York Life Lifetime Wealth Variable Universal Life Insurance, File Nos. 811-07798/333-166664

Patrick:

     On October 28, 2010, NYLIAC filed, on behalf of the Registrant, Pre-Effective Amendment No. 1 (the "Amendment") to the registration statement on Form N-6 (File No. 333-166664) that was filed with the Securities and Exchange Commission on May 7, 2010 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "Registration Statement"). On December 22, 2010, NYLIAC intends to file, on behalf of the Registrant, Pre-Effective Amendment No. 2 to the Registration Statement, requesting acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act at that time.

     Pre-Effective Amendment No. 2 will update the Registration Statement to include: (a) the audited financial statements of NYLIAC and the Registrant; (b) any exhibits required by Form N-6 that were not previously filed; and (c) other non-material conforming changes. As noted in our telephone call last week, the Registrant also proposes that Pre-Effective Amendment No. 2 include a revision to the current Monthly Asset Allocation Access Charge--from 0.40% to 0.50% of the Separate Account Value.

     You had asked for a draft of the Prospectus and Statement of Additional Information for Lifetime Wealth Variable Universal Life, marked to show the proposed changes--particularly those relating to the revision of the Monthly Asset Allocation Access Charge. That draft is being sent to you under separate cover. The balance of this letter will discuss the changes included in the revised draft.

     Changes Related to Revised Monthly Asset Allocation Access Charge: The Registrant has revised pages 10 and 29 of the Prospectus and page 21 of the Statement of Additional Infor-

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Securities and Exchange Commission
December 14, 2010
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mation to reflect the update to the charge. The Registrant has also revised pages A-2 and A-3 of the Prospectus and page 19 of the Statement of Additional Information to reflect the impact that an updated Monthly Asset Allocation Access Charge will have on the illustration of policy values and charges. Finally, the Registrant has revised pages 10 and 20 of the Statement of Additional Information to include references to the charge that were previously omitted.

     Additional Changes Included in the Revised Draft: The Registrant has revised pages 67 - 70 of the Prospectus to include disclosure on "State Variations." The Registrant has also revised pages A-4 - A-5 of the Prospectus to reflect revisions to the illustrations of policy values based on guaranteed charges. Finally, in addition to these changes, the Registrant has also revised pages 12, 13, 30, 33, and 43 of the Prospectus and pages 3, 4, 7, 9, 10, 19 and 21 of the Statement of Additional Information to make several other non-substantive changes to disclosure.

     If you have any comments or questions concerning these proposed revisions to Pre-Effective Amendment No. 2, please feel free to contact me at (212) 576-5522.

     Thank you for your attention to this matter.

                                        Very truly yours,


                                        /s/ Charles F. Furtado, Jr.
                                        ----------------------------------------
                                        Charles F. Furtado, Jr.
                                        Assistant General Counsel